Filed by Leidos Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Leidos Holdings, Inc.

(Commission File No. 001-33072)

Drexel Hamilton
Aerospace & Defense Conference
June 9, 2016
Kelly P. Hernandez, Vice President of Investor Relations
leidos

Forward-Looking Statements
Certain statements in this release contain or are based on “forward-looking” information within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “guidance” and similar words or phrases. Forward-looking statements in this release include, among others, estimates of future revenues, operating income, earnings, earnings per share, charges, backlog, outstanding shares and cash flows, as well as statements about future dividends, stock repurchases, and other uses of capital. These statements reflect our belief and assumptions as to future events that may not prove to be accurate.
Actual performance and results may differ materially from the guidance and other forward-looking statements made in this release depending on a variety of factors, including: changes to our reputation and relationships with government agencies, developments in the U.S. Government defense budget, including budget reductions, implementation of spending cuts (sequestration) or changes in budgetary priorities; delays in the U.S. Government budget process; delays in the U.S. Government contract procurement process or the award of contracts; delays or loss of contracts as a result of competitor protests; changes in U.S. Government procurement rules, regulations and practices; changes in interest rates and other market factors out of our control; our compliance with various U.S. Government and other government procurement rules and regulations; governmental reviews, audits and investigations of our Company; our ability to effectively compete for and win contracts with the U.S. Government and other customers; our ability to attract, train and retain skilled employees, including our management team, and to obtain security clearances for our employees; factors relating to the satisfaction of the conditions to the proposed transaction with Lockheed Martin, including regulatory approvals and the required approvals of our stockholders; our and Lockheed Martin’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction with Lockheed Martin; the possibility that we may be unable to achieve expected synergies and operating efficiencies in connection with the transaction with Lockheed Martin within the expected time-frames or at all; the integration of the Information Systems & Global Solutions business being acquired from Lockheed Martin being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction with Lockheed Martin; exposure to lawsuits and contingencies associated with Lockheed Martin’s Information Systems & Global Solutions business; the mix of our contracts and our ability to accurately estimate costs associated with our firm-fixed-price and other contracts; our ability to realize as revenues the full amount of our backlog; cybersecurity, data security or other security threats, systems failures or other disruptions of our business; resolution of legal and other disputes with our customers and others or legal or regulatory compliance issues; our ability to effectively acquire businesses and make investments; our ability to maintain relationships with prime contractors, subcontractors and joint venture partners; our ability to manage performance and other risks related to customer contracts, including complex engineering or design build projects; the failure of our inspection or detection systems to detect threats; the adequacy of our insurance programs designed to protect us from significant product or other liability claims; our ability to manage risks associated with our international business; our ability to declare future dividends based on our earnings, financial condition, capital requirements and other factors, including compliance with applicable laws and contractual agreements; and our ability to execute our business plan and long-term management initiatives effectively and to overcome these and other known and unknown risks that we face. These are only some of the factors that may affect the forward-looking statements contained in this release. For further information concerning risks and uncertainties associated with our business, please refer to the filings we make from time to time with the U.S. Securities and Exchange Commission, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Legal Proceedings” sections of our latest Transition Report on Form 10-K, as amended, and quarterly reports on Form 10-Q, our Registration Statement on Form S-4 filed with the SEC on April 18, 2016, as amended, and our preliminary Proxy Statement filed with the SEC on April 26, 2016, as amended, all of which may be viewed or obtained through the Investor Relations section of our web site at www.leidos.com.
All information in this presentation is as of June 8, 2016. The Company expressly disclaims any duty to update the guidance or any other forward-looking statement provided in this presentation to reflect subsequent events, actual results or changes in the Company’s expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by investment analysts or others.

2	©2015 LEIDOS. ALL RIGHTS RESERVED.	leidos

Who We Are


NSS
68%
C2015
Revenues
$5.1B
HIS
32%

NATIONAL SECURITY SECTOR

$3.5B revenue	Critical mission support for intelligence community
~10,000* employees with ~7,800 possessing security clearances	C4ISR, Cyber, Data Analytics solutions
96% government 4% commercial	Serves Intel community, DoD, UK Ministry of Defence, DHS, and other government agencies

HEALTH & INFRASTRUCTURE SECTOR

$1.6B revenue	Healthcare IT, electronic health records; energy grid and critical infrastructure design, and transportation security products
~7,000* employees	Health and life science/ clinical research
~40% government ~60% commercial	Serves hospitals, healthcare networks, commercial clients, utility industry, DoD and other government agencies

* Employee count as of 12/31/2015

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3

©2016 LEIDOS. ALL RIGHTS RESERVED

National Security Sector SNAPSHOT PRIMARY CUSTOMERS MARQUEE PROGRAMS $3.5B CY15 Revenue Intel Community
LCST Data analysis & exploitation Army Saturn Arch Agile software development Air Force Desert Owl C4ISR Navy Buckeye Cyber Department of Homeland ACTUV R&D in air, sea, ground & space Security (DHS) NATO Ballistic Missile Defense Wide range of technical solutions SE&I TSA Integrated Logistics 4 leidos ©2016 LEIDOS. ALL RIGHTS RESERVED

Health & Infrastructure Sector SNAPSHOT $1.6B CY15 Revenue EHR consulting Systems design & integration Health research & life sciences Power delivery & Smart grid Border, port, & infrastructure security PRIMARY CUSTOMERS Defense Health Agency (DHA) Utilities US Army Corp of Engineers Veterans Administration MARQUEE PROGRAMS National Cancer Institute DoD Health Management Systems Modernization (DHMSM) Nurse Advice Line Chevron Enviro. Services State of Hawaii Energy Efficiency United Power Smart Grid as a Service

5		leidos
©2016 LEIDOS. ALL RIGHTS RESERVED

Historical Financials — Select Items
1Q’C15 2Q’C15 3Q’C15 4Q’C15 C2015 1Q’F16 Revenue ($M) 1,246 1,257 1,302 1,281 5,086 1,312 Operating income from continuing 38 64 94 102 298 89 operations ($M) Non-GAAP operating income from 82 96 101 107 386 99 continuing operations ($M) Diluted earnings per share from $0.31 $0.50 $0.67 $1.72 $3.19 $0.66 continuing operations Non-GAAP diluted earnings per share $0.67 $0.77 $0.73 $0.80 $2.96 $0.72 from continuing operations Cash Flow From (used in) Operations -42 151 269 32 410 -18
($M) Cash Flow Efficiency1 NA 265% 508% 54% 187% NA
1Cash Flow Efficiency is measured as Cash From Operations / Non-GAAP income from continuing operations.
Note: Please see Appendix for a definition and reconciliation of Non-GAAP Operating Income & Non-GAAP diluted earnings per share. 6 leidos ©2016 LEIDOS. ALL RIGHTS RESERVED

Basis for Competition in the Industry
Experience – both technical and domain knowledge
People
Customer relationships – understanding the mission requirements
Advanced technology-based solutions
Capabilities
Large scale network design & operation
Data driven intelligence
Competitive cost structure across all served markets
Cost
Aiming to provide best value solutions to the customer

7		Leidos
©2016 LEIDOS. ALL RIGHTS RESERVED

LDOS: A trusted long-term partner 40+ year RELATIONSHIPS 30+ year CLASSIFIED RELATIONSHIPS 20+ year
NATIONAL ® CANCER INSTITUTE RELATIONSHIPS CLASSIFIED 10+ year HOME OFFICE RELATIONSHIPS CLASSIFIED ENTERGY 1969 – SAIC/LDOS Founded

8	©2016 LEIDOS. ALL RIGHTS RESERVED	leidos

Leidos Core Competencies
C4ISR
1 Disruptive C4ISR solutions that proactively address our most critical national security needs.
Cyber
2 Strong national security credentials provide foundation for protecting customers in all markets we serve.
System Engineering
3 Optimally tailored to customer needs; speed and quality through simulation-based modeling and use of open architectures.
Large-scale Agile Software Development
4 Geographically distributed, agile environment and experience.
5 Data Analytics
Tools and expertise built to deliver actionable intelligence from disparate data sources. Designed for the intelligence community, applicable to all markets we serve.

9	©2015 LEIDOS. ALL RIGHTS RESERVED.	leidos

DHA GENESIS | SYSTEMS ENGINEERING
Defense Health Agency Genesis (formerly Defense Health Management System Modernization)
Bringing evidence based medicine to the point of care through open systems architecture
$4.3B IDIQ Ceiling Value
9.6M Beneficiaries
Mission Need:
- Improve the health and medical readiness of the US Military
Leidos Response:
- Assemble team of leaders in military health, health IT, EHR implementations, & consulting
- Design a highly interoperable system based on commercially available solutions
- Ensure smooth transition from legacy system both technically and operationally
- Enable a data platform that can leverage high volume of patient data to improve health outcomes and military readiness
Leidos Partnership for Defense Health leidos
10 ©2015 LEIDOS. ALL RIGHTS RESERVED.

UK LCST | SYSTEMS ENGINEERING
United Kingdom Logistics and Commodities Systems Transformation
Modernizing procurement, storage and distribution services for the UK’s armed forces at home and abroad
Ministry of Defence
~$2.8B Booked Contract Value 13 Year contract
Mission Need:
- Improve the efficiency of the UK MoD’s procurement, storage, and distribution network
Leidos Response:
- Assemble team of leaders in a delivery model which combines the best in innovation and commercial practice with experience of the requirements of Front Line Commands.
- Integrate a complex mixture of services, at low risk, using a modern suite of systems
- Deliver business transparency through operational dashboards and analytics
- Ensure smooth transition from legacy systems, both technically and operationally

	Modernizing	and transforming end-to-end commodity support chain	leidos
11		©2015 LEIDOS. ALL RIGHTS RESERVED.

Distributed Airborne Information Solutions | C4ISR
Deployed Technologies on Blue Devil, Buckeye, Desert Owl, Radiant Falcon, Saturn Arch, ARL-E
150k+ FLIGHT HOURS
30+ AIRCRAFT
Mission Need:
- Integrate sensor operations to identify and address threats
Leidos Response:
- Transition emerging technologies into operational context
- Idea to deployment in less than 10 months
Result:
- Delivered persistent, multi-source, integrated intelligence capability
- Identified multiple high-value targets
- Protected U.S. and coalition troops operating in high-threat areas
Catching Bad Guys and Protecting our Troops
12 ©2015 LEIDOS. ALL RIGHTS RESERVED. leidos

SEAHUNTER | SYSTEMS ENGINEERING
NAVAL AUTONOMOUS TECHNOLOGY
Design and Integrate Unmanned, Autonomous Solutions for Intelligence and Defense Needs
132 FEET LONG
47 FEET WIDE
ACTUV: Anti-Submarine
Warfare (ASW) Continuous
140 TONS
Trail Unmanned Vessel
Mission Need:
Expanding market for Navy autonomous solutions to address expanding threats
Navy developing solution to counter diesel submarines
Leidos Response:
Prime contractor for prototype development
System offered at a fraction of conventional size and cost
Leverage LDOS experience in:
Ocean modeling, systems engineering and integration, and software development
Design/build of maritime sensors, communications systems, autonomous controls, and propulsion systems
Positions Leidos for expanded Navy business over the coming decade
Advanced Platform Development to Meet Demanding New Mission Needs
13 ©2015 LEIDOS. ALL RIGHTS RESERVED. leidos

Basis for Competition in the Industry
Experience - both technical and domain knowledge
People
Customer relationships - understanding the mission requirements
Advanced technology-based solutions
Capabilities
Large scale network design & operation
Data driven intelligence
Competitive cost structure across all served markets
Cost
Aiming to provide best value solutions to the customer

leidos
©2016 LEIDOS. ALL RIGHTS RESERVED

Proposed Transaction:
Leidos + Lockheed Martin
IS&GS business

Transaction Summary

Structure and Consideration	▸ Leidos to combine with Lockheed Martin's Information Systems & Global Solutions ("IS&GS") business via a Reverse Morris Trust structure ▸ Total transaction value of $5 billion for IS&GS, including $3.2 billion(1) in Leidos stock (~77 million shares) and $1.8 billion in special cash payment to Lockheed Martin ▸ Leidos stockholders will receive a special cash dividend of ~$1.03 billion at closing
Merged Company	▸ Company name: Leidos; Listing: NYSE; Ticker: LDOS ▸ Headquarters: Reston, VA (current Leidos headquarters)
Ownership / Capital Structure	▸ Lockheed Martin stockholders: 50.5% ▸ Leidos stockholders: 49.5% ▸ Approximately $3.4 billion in net debt anticipated at closing
Board of Directors	▸ Roger Krone to continue as Chairman of the Board ▸ Lockheed Martin entitled to designate 3 new Directors to the Leidos Board
Management	▸ Leidos CEO, CFO, and joint management team to lead the combined entity
Approvals and Timing	▸ Leidos stockholder approval ▸ Customary closing conditions, applicable tax opinions, and regulatory authority approvals ▸ Expected closing: 2H 2016

(1) Based on Leidos 5-day volume weight average stock price of $55.22 as of January 25, 2016, and adjusted for the special cash dividend.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Combined Company Market Alignment



Leidos
IS&GS
C4ISR
~$1.7B
Design, Develop, Maintain NextGen C4ISR Component Systems
Mission IT
~$1.6B
Manage and Modernize Large-Scale Critical IT Systems
Intelligence Services
~$1.8B
Provide World-Class Analytic Services Leanly and Efficiently
Healthcare Information
~$1.6B
Engineering Secure, Productive Healthcare Solutions
Infrastructure and Logistics
~$1.8B
Efficiently Integrating and Managing Large, Diverse Plants and Infra.
Transportation
~$1.6B
Secure Transportation and Facilitate Commerce

Note: Based on 2015 estimate.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Strategic Rationale – Complementary Capabilities
Leidos IS&GS Pro forma Leidos
Logistics
Facilities Management
Data Center Consolidation
Financial and HR
ERP Outsourcing
IT Operations
C4ISR
Application Development
Cybersecurity
Systems Engineering
Pro forma Leidos will have broader capability set and no material OCI exposure

©2016 LEIDOS. ALL RIGHTS RESERVED
Leidos

Pro forma Leidos Positioned For Growth

	Leidos	Pro forma Leidos
Increased Scale With More Balanced Portfolio	~$5 billion Civil & Commercial: 28% Defense & Intel: 72%	~$10 billion Civil & Commercial: 45% Defense & Intel: 55%
Competitive Cost Structure and Structurally Higher EBITDA Margin	~8.0%	~9.5 – 10%
Improved Free Cash Flow Generation	~$250 million	> 2x FCF [(1)]

(1) Excludes one-time integration costs.

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©2016 LEIDOS. ALL RIGHTS RESERVED

Identifiable Run-Rate Net Cost Synergies of $120mm; Significant Portion Captured in Year-One
Annual Net Cost Synergies(1) ($M) $10 $70 $110 $120
2016 2017 2018 2019
Confidence in delivering identified synergies expected annual run-rate net cost synergies of $120 million, fully achieved by late 2018
Corporate home office(2) (~$50M); Line management & functional cost (~$60M); Real estate and other (~$10M)
Additionally, reduced rate structure on cost-plus contracts will drive higher win rates on contract renewals and improve competitiveness on new business pursuits
Enhanced stockholder value from cost savings through improved margins and growth
(1) Based on cost-plus contract mix of ~50%.
(2) Includes synergies from consolidation of home office, enterprise services, and IT.

©2016 LEIDOS. ALL RIGHTS RESERVED
leidos

Strategic Transaction + Significant Value to Stockholders

Strategic Rationale

- Creates a **leading Government & IT Services player** with **mission-critical domain expertise** and high-technical competencies
- **Highly complementary** market offerings, capability, and customer reach

Synergies

- **Identifiable run-rate synergies of $120mm**, with significant portion captured in 2017
- **Enhanced competitiveness with cost synergies** drive additional growth
- **Longer term revenue synergies** enable upside potential
- Integration planning already underway

Improved Financial Profile

- Transaction adds **~$500mm of incremental EBITDA**, with improved growth prospects in 2017 and beyond
- Enhances Leidos financial profile with **structurally higher margins, earnings growth and significant cash flow generation**

*Leidos stockholders receive ~**$1.03 billion in cash PLUS EPS accretion***

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©2016 LEIDOS. ALL RIGHTS RESERVED

Looking Ahead
People Broaden and deepen customer relationships
Capabilities Further strengthen technical capabilities and differentiators
Cost Improve cost structure & EBITDA margins, and enhance
competitiveness

©2016 LEIDOS. ALL RIGHTS RESERVED
leidos

leidos

Appendix

Non-GAAP Reconciliations
This presentation includes certain non-GAAP financial measures, such as non-GAAP operating income, non-GAAP operating income margin, non-GAAP income from continuing operations, non-GAAP diluted earnings per share (EPS) and adjusted earnings before interest, taxes, depreciation and amortization (EBITDA). These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States (GAAP). A reconciliation of non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP is included in this presentation and can be found on our website at www.leidos.com. Leidos management believes that these non-GAAP financial measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide another measure of the Company’s profitability. These non-GAAP measures are frequently used by financial analysts covering Leidos and its peers. The Company’s computation of its non-GAAP measures may not be comparable to similarly titled measures reported by other companies, thus limiting their use for comparability.

©2016 LEIDOS. ALL RIGHTS RESERVED.
leidos

Definitions of Non-GAAP Financial Measures
Non-GAAP operating income is computed by excluding the following items from income (loss) from continuing operations: (i) other income (expense), net; (ii) interest expense; (iii) interest income; (iv) income tax (expense) benefit adjusted to reflect non-GAAP adjustments; and (v) the following discrete items: Acquisition and integration costs – Represents costs related to the Lockheed Martin transaction and integration of the acquired business.
Amortization of acquired intangible assets – Represents the amortization expense associated with intangible assets. Gains and losses on disposal of assets and businesses - Represents the gains or losses on certain sales of real estate and businesses.
Asset impairment charges – Represents impairments of long-lived intangible and tangible assets.
Restructuring expenses – Represents costs associated with lease termination and facility consolidation, including costs related to the Company’ September 2013 spin-off of its former technical services and enterprise IT business.
Adjusted EBITDA is computed by excluding the following items from income (loss) from continuing operations: (i) discrete items as identified above; (ii) interest expense; (iii) interest income; (iv) depreciation expense; and (v) income tax (expense) benefit, adjusted to reflect the non-GAAP adjustments.
Non-GAAP income from continuing operations is computed by excluding the discrete items as identified above from income (loss) from continuing operations and adjusting income tax (expense) benefit for the effect of such exclusions.

©2016 LEIDOS. ALL RIGHTS RESERVED.
leidos

Non-GAAP Operating Income Reconciliation 1QCY151 2QCY151 3QCY151 4QCY151 CY151 1QFY16 (in millions) GAAP operating income from continuing operations $ 38 $ 64 $ 94 $ 102 $ 298 $ 89 Acquisition and integration costs - - - - - 9 Amortization of acquired intangible assets 2 3 2 2 9 1 Asset impairment charges 40 29 4 - 73 - Restructuring expenses 2 - 1 3 6 - Non-GAAP operating income from continuing operations2 $ 82 $ 96 $101 $ 107 $ 386 $ 99 Non-GAAP operating income margin 6.6% 7.6% 7.8% 8.4% 7.6% 7.5% Note 1: Prior period has been recast to reflect amortization of acquired intangible assets as a non-GAAP adjustment. Note 2: Please see definition of non-GAAP operating income from continuing operations on slide 18. 27 ©2016 LEIDOS. ALL RIGHTS RESERVED. leidos

Non-GAAP Financial Measures Reconciliation

	1QCY15[1]	2QCY15[1]	3QCY15[1]	4QCY15[1]	CY15[1]	1QFY16
	(in millions, except for per share amounts)					
Non-GAAP operating income from continuing operations	$ 82	$ 96	$ 101	$ 107	$ 386	$ 99
Depreciation expense	10	9	9	7	35	7
Other (income) expense, net	(1)	2	-	1	2	(2)
Adjusted EBITDA	$ 91	$ 107	$ 110	$ 115	$ 423	$ 104
Depreciation expense	(10)	(9)	(9)	(7)	(35)	(7)
Interest expense, net	(14)	(14)	(14)	(12)	(54)	(11)
Income tax expense adjusted to reflect non-GAAP adjustments	(17)	(27)	(34)	(37)	(115)	(33)
Non-GAAP income from continuing operations	$ 50	$ 57	$ 53	$ 59	$ 219	$ 53
Acquisition and integration costs	-	-	-	-	-	(9)
Amortization of acquired intangible assets	(2)	(3)	(2)	(2)	(9)	(1)
Gain on a real estate sale	-	-	-	82	82	2
Asset impairment charges	(40)	(29)	(4)	-	(73)	-
Restructuring expenses	(2)	-	(1)	(3)	(6)	-
Adjustment to the income tax provision to reflect non-GAAP adjustments[2]	17	12	3	(9)	23	4
GAAP income from continuing operations	$ 23	$ 37	$ 49	$ 127	$ 236	$ 49
Non-GAAP diluted EPS from continuing operations	$ 0.67	$ 0.77	$ 0.73	$ 0.80	$ 2.96	$ 0.72
Total adjustments from non-GAAP income from continuing operations	(0.36)	(0.27)	(0.06)	0.92	0.23	(0.06)
GAAP diluted EPS from continuing operations	$ 0.31	$ 0.50	$ 0.67	$ 1.72	$ 3.19	$ 0.66
Diluted shares (for computing non-GAAP EPS)	75	74	73	74	74	74

Note 1: Prior period has been recast to reflect amortization of acquired intangible assets as a non-GAAP adjustment.
Note 2: Calculation uses an estimated statutory tax rate on non-GAAP tax deductible adjustments.

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©2016 LEIDOS. ALL RIGHTS RESERVED.

How Does The RMT Transaction Work? IS&GS merges with Leidos in tax-free Reverse Morris Trust transaction Transaction LMT Stockholders Participating LMT Stockholders Existing Leidos Stockholders 2 Split-off Shares 50.5% 49.5% LMT Leidos 1 Cash $1.0B 1 Cash $1.8B Retained Businesses IS&GS 3 Merge (via merger sub) IS&GS 1 LMT receives special cash payment of $1.8 billion; existing Leidos stockholders received $1.03 billion dividend 2 LMT distributes Leidos shares to stockholders in exchange for LMT stock 3 Leidos subsidiary merges with IS&GS 29 ©2016 LEIDOS. ALL RIGHTS RESERVED leidos

RMT Transaction Relative Ownership
Tax-free Reverse Morris Trust structure
Ownership split
- 49.5% existing Leidos stockholders
- 50.5% Lockheed Martin stockholders
One-time special dividend of ~$1.03 billion to Leidos stockholders at close
IS&GS
Leidos
Enterprise Value(1)
$5.0 billion
$4.6 billion
(-) Net Debt
$(1.8) billion
$(0.5) billion
Equity Value
$3.2 billion
$4.2 billion
Illustrative Ownership Prior to Dividend Adjustment
43%
57%
(-) One-Time Special Dividend to Leidos
$(1.0) billion
Stockholders
-
Adjusted Equity Value
$3.2bn
$3.1bn
Adjusted Ownership Percentage
50.5%
49.5%
(1) Reflects market value at announcement on January, 26th 2016. Leidos equity value derived using 5-day WVAP of $55.32

©2016 LEIDOS. ALL RIGHTS RESERVED
leidos

How Does The Split-Off Work?

Split-off allows LMT stockholders to elect to exchange LMT stock for Leidos stock and doesn't create any transaction risk

- Existing LMT stockholders can elect to exchange LMT shares for Leidos shares
  - ~15M LMT shares (less than 5% of LMT shares) exchanged for ~77M Leidos shares (1)
- Because LMT stockholders elect to exchange stock, Leidos creates a more stable stockholder base, compared to a spin-off transaction where all stockholders receive new stock
- ***The total amount of shares outstanding (~152M) and PF Leidos ownership are fixed – not dependent on the split-off mechanics or changes in stock prices***


~ 15M LMT Shares will be exchanged for ~77M Leidos shares
LMT Stockholders
100%
LMT
LMT Business
Participating LMT Stockholders
Leidos Existing Stockholders
50.5%
49.5%
Leidos
100%
IS&GS

(1) LMT shares repurchased may adjust based on offering discount and relative price fluctuations.

31

leidos

Prudent Leverage, in Line With Peers
Strong free cash flow profile will support continuous capital return to stockholders and rapid delevering
- Maintain quarterly $0.32 / share dividends to all stockholders
Pro Forma Capitalization ($B)
Cash
$0.2
Existing Leidos Debt
$1.1
Incremental Debt
$2.5
Total Debt
$3.6
Blended Interest Rate(6)
~5%
Gross Debt / LTM Adj. Bank EBITDA(1,2)
3.5x (3)
2.6x (4)
4.5x
4.1x
3.6x
3.1x
2.9x
2.7x
At Close(7)
YE2018
Engility Your Mission Our Commitment
CACI(5)
CSRA
Booz Allen Hamilton
SAIC
leidos
(Current
+IS&GS
leidos
Standalone)
(1) Based on calendar 2015 Q3 filings.
(2) Adj. Bank EBITDA adds back stock-based compensation expense.
(3) Adj. Bank EBITDA includes $70 million of net cost synergies.
(4) Adj. Bank EBITDA includes $110 million of net cost synergies.
(5) Pro forma for L3-NSS transaction.
(6) Blended all-in interest rate at the current Libor rate.
(7) Assumed to be 6/30/2016 for illustration purposes.

©2016 LEIDOS. ALL RIGHTS RESERVED
leidos

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including the prospectus included in the registration statement on Form S-4, Leidos’ preliminary proxy statement for its annual meeting of stockholders, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the period ended January 1, 2016, and such other filings that Leidos makes with the SEC from time to time, which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), has filed a registration statement on Form S-4/S-1 containing a prospectus and Leidos has filed a registration statement on Form S-4 containing a prospectus with the SEC, and Leidos has filed with the SEC a preliminary proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

No Offer or Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ prospectus included in the registration statement on Form S-4 filed with the SEC on April 18, 2016 and the amendment filed with the SEC on May 27, 2016, Leidos’ 2015 Annual Report on Form 10-KT filed with the SEC on February 26, 2016 and the amendment filed with the SEC on April 28, 2016, and in its preliminary proxy statement for its annual meeting of stockholders filed on April 26, 2016 and the amendment filed with the SEC on June 2, 2016. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 11, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.